

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

David Parkinson
Chief Executive Officer
ESSA Pharma Inc.
Suite 720, 999 West Broadway
Vancouver, British Columbia V5Z 1K5

> **Re: ESSA Pharma Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2020**
> **File No. 333-250971**

Dear Mr. Parkinson:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed November 25, 2020

General

1. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended September 30, 2020 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's Financial Reporting Manual.

David Parkinson
ESSA Pharma Inc.
December 3, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Hong, Esq.